BUILDING SUSTAINABLE CASH FLOW

PENGROWTH 2014 SECOND QUARTER RESULTS

SUMMARY OF FINANCIAL & OPERATING RESULTS

	Three months ended			Six months ended
(monetary amounts in millions except per boe and per share amounts)	Jun 30, 2014	Jun 30, 2013	% Change	Jun 30, 2014	Jun 30, 2013	% Change (3)
PRODUCTION
Average daily production (boe/d)	73,823	87,909	(16)	74,459	88,801	(16)
FINANCIAL
Funds flow from operations (1)	$121.4	$146.0	(17)	$260.9	$293.5	(11)
Funds flow from operations per share	$0.23	$0.28	(18)	$0.50	$0.57	(12)
Oil and gas sales	$407.1	$416.6	(2)	$836.3	$810.1	3
Oil and gas sales per boe	$60.60	$52.08	16	$62.05	$50.40	23
Realized commodity risk management gains (losses)	$(46.9)	$(11.3)	315	$(89.2)	$(13.9)
Realized commodity risk management gains (losses) per boe	$(6.98)	$(1.41)	395	$(6.62)	$(0.87)
Operating expense	$114.5	$129.8	(12)	$218.5	$247.7	(12)
Operating expense per boe	$17.05	$16.23	5	$16.21	$15.41	5
Royalty expense	$78.2	$72.7	8	$151.9	$139.7	9
Royalty expense per boe	$11.64	$9.09	28	$11.27	$8.69	30
Royalty expense as a percent of sales	19.2%	17.5%		18.2%	17.2%
Operating netback per boe (1)	$23.86	$24.44	(2)	$26.79	$24.61	9
Cash G&A expense (1)	$19.4	$22.2	(13)	$42.5	$46.1	(8)
Cash G&A expense per boe	$2.89	$2.78	4	$3.15	$2.87	10
Capital expenditures	$219.6	$113.9	93	$453.3	$279.9	62
Capital expenditures per share	$0.42	$0.22	91	$0.86	$0.54	59
Net cash acquisitions (dispositions)	$(21.0)	$(9.4)	123	$(18.4)	$(325.1)	(94)
Net cash acquisitions (dispositions) per share	$(0.04)	$(0.02)	100	$(0.04)	$(0.63)	(94)
Dividends paid	$63.2	$62.0	2	$125.9	$123.5	2
Dividends paid per share	$0.12	$0.12	—	$0.24	$0.24	—
Number of shares outstanding at period end (000's)	528,108	517,679	2	528,108	517,679	2
Weighted average number of shares outstanding (000's)	527,141	516,506	2	525,281	514,832	2
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (1)	$(24.8)	$(37.1)	(33)	$(27.6)	$(38.3)	(28)
Net income (loss)	$(8.8)	$(53.4)	(84)	$(125.0)	$(118.5)	5
Net income (loss) per share	$(0.02)	$(0.10)	(80)	$(0.24)	$(0.23)	4
CASH AND CASH EQUIVALENTS	$133.2	$36.4	266	$133.2	$36.4	266
DEBT
Long term debt (2)				$1,421.3	$1,387.7	2
Convertible debentures (2)				$235.5	$236.5	—
Total debt excluding working capital				$1,656.8	$1,624.2	2
Total debt including working capital				$1,851.4	$1,749.6	6
CONTRIBUTION BASED ON OPERATING NETBACKS (1)
Light oil	61%	66%		55%	67%
Heavy oil	17%	15%		16%	12%
Natural gas liquids	11%	9%		11%	11%
Natural gas	11%	10%		18%	10%

(1)	See definition under sections "Additional GAAP Measures" and "Non-GAAP Financial Measures".

(2)	Debt includes the current and long term portions.

(3)	Percentage changes in excess of 500 are excluded.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.
Note regarding oil production: references to light oil contained within this report include light and medium oil.

PENGROWTH Second Quarter 2014 Summary of Financial & Operating Results	1

MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Financial Statements for the three and six months ended June 30, 2014 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to August 7, 2014.
Pengrowth’s second quarter and year to date results for 2014 are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, goodwill, Asset Retirement Obligations ("ARO"), taxability of dividends, remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, General and Administrative Expenses ("G&A") and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	2

readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Financial Statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited Financial Statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results. Pengrowth's ARO risk free discount rate changed from 3.25 percent to 3.0 percent during the first three months of 2014 due to a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth's estimate of the ARO discount rate. There were no other changes to Pengrowth's critical accounting estimates in the six months ended June 30, 2014. For more information refer to the December 31, 2013 annual report.
COMPARATIVE FIGURES
Certain comparative figures have been restated to conform to the current period presentation.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations, as reported in the Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	3

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in funds flow from operations and dividends paid as shown on the Statements of Cash Flow.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are total debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA") and total debt to total capitalization. Total debt is the sum of working capital and long term debt including convertible debentures as shown on the Balance Sheets, and total capitalization is the sum of total debt and shareholders’ equity.
Payout ratio and net payout ratio are terms used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations. Net payout ratio is calculated as dividends declared net of proceeds from the Dividend Reinvestment Plan ("DRIP") divided by funds flow from operations. Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity, power and interest mark to market gains and losses, non-cash mark to market gains and losses on investments, unrealized foreign exchange gains and losses and gains on acquisitions, as applicable, that may significantly impact net income (loss) from period to period. Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	4

2014 GUIDANCE
The following table provides a summary of full year 2014 Guidance and actual results for the six months ended June 30, 2014.

	Actual
	Year to date Jun 30, 2014	Full year 2014 Guidance
Production (boe/d)	74,459	71,000 - 73,000
Capital expenditures ($ millions)	453.3	740 - 770
Royalty expense (% of sales)	18.2	16 - 18
Operating expense ($/boe) (1)	16.21	15.20 - 15.80
Cash G&A expense ($/boe) (1)	3.15	3.15 - 3.25 (2)

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	Guidance is being updated from previous Guidance of $2.70/boe - $2.90/boe.
Year to date 2014 average production of 74,459 boe/d exceeds 2014 Guidance driven by performance of the new Cardium development wells partly offset by third party capacity constraints at Pine Creek and downtime at Sable Island. Pengrowth continues to maintain full year production Guidance of 71,000 - 73,000 boe/d. This range incorporates additional minor light oil asset dispositions, which are expected to close in the second half of 2014, offset by Pengrowth’s Cardium development program.
Year to date 2014 capital expenditures amounted to $453.3 million, including $251.4 million invested at Lindbergh. Pengrowth's full year 2014 capital expenditures Guidance is $740 - $770 million.
Year to date 2014 royalty expense as a percentage of sales was at the higher end of 2014 Guidance mainly due to prior year Gas Cost Allowance ("GCA") adjustments. Full year 2014 royalty expense as a percentage of sales is expected to be within 2014 Guidance.
Year to date 2014 operating expense of $16.21/boe exceeds 2014 Guidance due to planned turnaround activities in the second quarter of 2014. Pengrowth anticipates full year 2014 operating expense to be within 2014 Guidance.
Year to date 2014 cash G&A expense per boe was above its previous 2014 Guidance primarily due to higher professional and personnel costs than forecast and, as a consequence, Pengrowth is revising its full year 2014 cash G&A expense Guidance from a range of $2.70/boe - $2.90/boe to a range of $3.15/boe - $3.25/boe.
FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
($ millions except per boe amounts)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Production (boe/d)	73,823	75,102	87,909	74,459	88,801
Capital expenditures	219.6	233.7	113.9	453.3	279.9
Funds flow from operations	121.4	139.5	146.0	260.9	293.5
Operating netback ($/boe) (1)	23.86	29.71	24.44	26.79	24.61
Adjusted net loss	(24.8)	(2.8)	(37.1)	(27.6)	(38.3)
Net loss	(8.8)	(116.2)	(53.4)	(125.0)	(118.5)

(1)	Including realized commodity risk management.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	5

Funds Flow from Operations

($ millions)	Q1/14 vs. Q2/14		% Change	Q2/13 vs. Q2/14		% Change	YTD 2013 vs. 2014		% Change
Funds flow from operations for comparative period	Q1/14	139.5		Q2/13	146.0		YTD 2013	293.5
Increase (decrease) due to:
Volume		(3.0)	(2)		(69.1)	(47)		(138.6)	(47)
Price including differentials		(19.2)	(14)		60.3	41		166.5	57
Realized commodity risk management		(4.6)	(3)		(35.6)	(24)		(75.3)	(26)
Other income including sulphur		0.1	—		(0.7)	—		(1.7)	—
Royalty expense		(4.5)	(3)		(5.5)	(4)		(12.2)	(4)
Expenses:
Operating		(10.5)	(8)		15.3	10		29.2	10
Cash G&A		3.7	3		2.8	2		3.6	1
Interest & financing		1.5	1		4.6	3		9.4	3
Other expenses including transportation		18.4	13		3.3	2		(13.5)	(5)
Net change		(18.1)	(13)		(24.6)	(17)		(32.6)	(11)
Funds flow from operations	Q2/14	121.4		Q2/14	121.4		YTD 2014	260.9
Second quarter of 2014 funds flow from operations decreased 13 percent compared to the first quarter of 2014 mainly due to lower natural gas prices and an increase in operating costs, partly offset by the absence of the first quarter of 2014 clean-up and remediation costs.
Second quarter and year to date 2014 funds flow from operations decreased 17 percent and 11 percent compared to the same periods last year, respectively, due to a decrease in volumes, mainly from 2013 property dispositions, and higher realized commodity risk management losses partly offset by the effect of higher sales prices for all products and lower operating costs.
Net Loss
Pengrowth recorded a net loss of $8.8 million in the second quarter of 2014 representing a $107.4 million improvement compared to a net loss of $116.2 million in the first quarter of 2014.This change was a result of lower unrealized losses on commodity risk management and an unrealized foreign exchange gain in the current quarter versus a loss in the prior quarter partly offset by a decrease in funds flow from operations and a lower deferred income tax reduction. Second quarter of 2014 net loss of $8.8 million improved $44.6 million compared to a net loss of $53.4 million in the second quarter of 2013 resulting from an unrealized foreign exchange gain in the current quarter versus a loss in the second quarter of 2013 and lower DD&A partly offset by a decrease in funds flow from operations and an unrealized loss on commodity risk management in the current quarter versus a gain in the second quarter of 2013.
Year to date 2014 net loss of $125.0 million increased $6.5 million compared to a net loss of $118.5 million for the same period last year mainly due to higher unrealized losses on commodity risk management and a decrease in funds flow from operations partly offset by lower DD&A and lower unrealized foreign exchange losses.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	6

Adjusted Net Loss
Pengrowth reports adjusted net loss to remove the effect of unrealized gains and losses. The following table provides a reconciliation of net loss to adjusted net loss:

	Three months ended			Six months ended
($ millions)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Net loss	(8.8)	(116.2)	(53.4)	(125.0)	(118.5)
Exclude non-cash items in net loss:
Unrealized gain (loss) on commodity, power and interest risk management	(12.6)	(110.2)	31.8	(122.8)	(30.0)
Unrealized foreign exchange gain (loss) (1)	29.1	(35.6)	(30.8)	(6.5)	(51.2)
Unrealized loss on investments	—	—	(15.0)	—	(15.0)
Tax effect on non-cash items above	(0.5)	32.4	(2.3)	31.9	16.0
Total excluded	16.0	(113.4)	(16.3)	(97.4)	(80.2)
Adjusted net loss	(24.8)	(2.8)	(37.1)	(27.6)	(38.3)

(1)	Net of associated foreign exchange risk management contracts.

The following table represents a continuity of adjusted net loss:

($ millions)	Q1/14 vs. Q2/14		Q2/13 vs. Q2/14		YTD 2013 vs. 2014
Adjusted net loss for comparative period	Q1/14	(2.8)	Q2/13	(37.1)	YTD 2013	(38.3)
Funds flow from operations decrease		(18.1)		(24.6)		(32.6)
DD&A and accretion expense (increase) decrease		(0.5)		23.5		48.2
Loss on disposition (increase) decrease		(4.6)		17.4		(4.1)
Other		(2.7)		(1.6)		(1.1)
Estimated tax reduction (increase) on above		3.9		(2.4)		0.3
Net change		(22.0)		12.3		10.7
Adjusted net loss	Q2/14	(24.8)	Q2/14	(24.8)	YTD 2014	(27.6)
Second quarter of 2014 adjusted net loss increased $22.0 million compared to the first quarter of 2014 primarily due to a decrease in funds flow from operations. Second quarter of 2014 adjusted net loss decreased $12.3 million compared to the second quarter of 2013 primarily due to lower DD&A and lower losses on disposition of properties partly offset by a decrease in funds flow from operations.
Year to date 2014 adjusted net loss decreased $10.7 million compared to the same period in 2013 due to lower DD&A partly offset by a decrease in funds flow from operations.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	7

Price Sensitivity
The following table illustrates the sensitivity of funds flow from operations to changes in commodity prices after taking into account Pengrowth’s risk management contracts and outlook on oil differentials:

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2) (3)	U.S.$/bbl	$97.74	$1.00
Light oil				6.3
Heavy oil				3.9
Oil risk management (4)				(9.6)
NGLs				2.5
Net impact of U.S.$1/bbl increase in WTI				3.1
Oil differentials (5)
Light oil	U.S.$/bbl	$7.95	$1.00	(6.3)
Heavy oil	U.S.$/bbl	$26.75	$1.00	(3.9)
Net impact of U.S.$1/bbl increase in differentials				(10.2)
AECO Natural Gas (2) (3)	Cdn$/Mcf	$4.20	$0.10
Natural gas				5.8
Natural gas risk management (4)				(3.4)
Net impact of Cdn$0.10/Mcf increase in AECO				2.4

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at July 29, 2014 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	Includes risk management contracts as at July 29, 2014.

(5)	Includes a light oil differential of approximately 8% of WTI per bbl and a heavy oil differential of approximately 27% of WTI per bbl.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	8

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.
CAPITAL EXPENDITURES

	Three months ended			Six months ended
($ millions)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Drilling, completions and facilities
Lindbergh	124.1	127.3	38.7	251.4	76.5
Non-thermal	73.4	86.7	58.3	160.1	164.3
Total drilling, completions and facilities	197.5	214.0	97.0	411.5	240.8
Land & seismic acquisitions (1)	0.5	4.5	0.3	5.0	1.9
Maintenance capital	21.6	14.3	14.6	35.9	35.7
Development capital	219.6	232.8	111.9	452.4	278.4
Other capital	—	0.9	2.0	0.9	1.5
Capital expenditures	219.6	233.7	113.9	453.3	279.9

(1)	Seismic acquisitions are net of seismic sales revenue.
Second quarter of 2014 capital expenditures were $219.6 million following the strategy of selecting and executing projects that maximize cash flow and provide the highest rates of return while continuing to invest in the first commercial phase of the Lindbergh thermal project. Approximately 90 percent of the second quarter 2014 capital expenditures were invested in drilling, completions and facilities, with the remaining 10 percent spent on maintenance, land and seismic. Year to date 2014 capital spending amounted to $453.3 million, of which approximately 91 percent was invested in drilling, completions and facilities with the remaining 9 percent invested in maintenance, land, seismic and other capital.
Pengrowth invested 57 percent of the second quarter 2014 capital expenditures in the Lindbergh commercial project including the drilling of 18 wells (6 horizontal producers and 12 horizontal injectors). Pengrowth also participated in the drilling of 28 (20.7 net) non-thermal wells in other areas, all of which were successful.
Focus Areas
Lindbergh
Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of the Lindbergh resource include enhanced bitumen quality and flow characteristics which result in higher netbacks compared to typical thermal projects. A two well pair pilot project at Lindbergh was brought on stream in February 2012 and the results continue to exceed type curve expectations. The 12,500 bbl/d first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013 and Alberta Environmental Protection and Enhancement Act approval was received for the first commercial phase in July 2013.
During the second quarter of 2014, $124.1 million was invested at Lindbergh. Capital costs for the first commercial phase are anticipated to be approximately $630 million. The project remains on track for commissioning and first steam in the fourth quarter of 2014.
Civil, mechanical, electrical and building construction continued for the first 12,500 bbl/d commercial phase, during the second quarter of 2014, and is progressing as planned. Central processing, surface pipeline and well-pad facilities assembly is ongoing, all major equipment has been set in place and central processing facility structures are nearing completion. Pengrowth has completed the planned drilling program for 2014 at Lindbergh.
Lindbergh is expected to provide Pengrowth with the potential to develop annual production of up to 50,000 bbl/d of bitumen within five years. This is expected to be strong netback production, with low decline rates, long reserve life and low sustaining capital requirements, resulting in a sustainable total return model that supports growth in cash flow per share and the ability to fund an attractive dividend.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	9

Operations at the pilot project continued to show strong results during the second quarter of 2014 with combined field production from the two well pairs averaging approximately 1,640 bbl/d of bitumen. The average Instantaneous Steam Oil Ratio ("ISOR") for the second quarter of 2014 was 2.4. Since steaming commenced in February 2012, cumulative production from the two well pairs has exceeded 1.3 million bbls of bitumen by June 30, 2014 with a Cumulative Steam Oil Ratio ("CSOR") of 2.0. After two years of higher than expected production rates and reserves recovered to date, the pilot well pairs are expected to continue their natural decline in 2014 and, as expected, the ISOR will start to increase.
The Environmental Impact Assessment ("EIA") application for the Lindbergh expansion to 30,000 bbl/d was submitted to the regulators in December 2013.
In preparation for the anticipated Lindbergh production growth, Pengrowth has entered into a transportation agreement with Husky Energy for delivery of production from the initial commercial phase of Lindbergh to Hardisty, Alberta, with options to nominate future volumes as Lindbergh expands. Pengrowth will retain maximum flexibility in regards to transportation options at Lindbergh by utilizing both rail and pipeline to move production to markets and maximize netbacks.
Non-Thermal Oil and Gas
Pengrowth’s significant non-thermal oil and gas portfolio includes a large contiguous land base in the Greater Olds/Garrington area encompassing over 500 gross (250 net) sections of land with stacked opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. An extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large light oil accumulations in the Swan Hills area of northern Alberta providing ongoing development projects with low decline production and strong cash flow.
During the second quarter of 2014, Pengrowth achieved strong drilling and completion results with 16 (10.4 net) wells drilled in the Cardium formation with 100 percent success. Based on initial test data and early production results, the Cardium wells appear to be meeting or exceeding type curve expectations.
The second quarter of 2014 development program was also executed at Caroline and Garrington in the Elkton and Ellerslie formations, as well at Jenner in the Glauconitic and Lloydminster formations with 12 (10.3 net) wells being drilled with 100 percent success.
PRODUCTION

	Three months ended						Six months ended
Daily production	Jun 30, 2014	% of total	Mar 31, 2014	% of total	Jun 30, 2013	% of total	Jun 30, 2014	% of total	Jun 30, 2013	% of total
Light oil (bbls)	21,780	30	22,444	30	28,302	32	22,110	30	29,364	33
Heavy oil (bbls)	8,203	11	8,255	11	8,523	10	8,229	11	8,116	9
Natural gas liquids (bbls)	11,008	15	10,751	14	10,867	12	10,881	15	10,795	12
Natural gas (Mcf)	196,989	44	201,907	45	241,307	46	199,435	44	243,153	46
Total boe per day	73,823		75,102		87,909		74,459		88,801

Second quarter of 2014 average daily production decreased 2 percent compared to the first quarter of 2014 mainly due to lower light oil and natural gas production resulting from planned turnaround activity and natural gas declines. Second quarter and year to date 2014 production decreased 16 percent compared to the same periods last year due to 2013 property dispositions and natural gas production declines, partly offset by production additions from the Cardium development program.
Light Oil
Second quarter of 2014 light oil production decreased 3 percent compared to the first quarter of 2014 due to planned downtime and the effect of minor property dispositions, partly offset by increased production from the Cardium development. Second quarter and year to date 2014 light oil production decreased 23 percent and 25 percent compared to the same periods last year, respectively, due to the 2013 dispositions partly offset by the Cardium development program.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	10

Heavy Oil
Second quarter of 2014 heavy oil production decreased 1 percent and 4 percent compared to the first quarter of 2014 and second quarter of 2013, respectively, due to minor natural declines at the Lindbergh pilot project partly offset by increased production at Bodo following well servicing in the first quarter of 2014. Year to date 2014 heavy oil production increased 1 percent compared to the same period last year due to new production from development drilling at Jenner and higher production from the Bodo area more than offsetting minor natural declines at the Lindbergh pilot project.
NGLs
Second quarter of 2014 NGL production increased 2 percent compared to the first quarter of 2014 mainly due to the second quarter of 2014 Sable Island condensate shipment and production from the Cardium development program. Second quarter and year to date 2014 NGL production increased 1 percent compared to the same periods last year also due to the second quarter of 2014 Sable Island condensate shipment and new Cardium production partly offset by 2013 dispositions and natural declines.
Natural Gas
Second quarter of 2014 natural gas production decreased 2 percent compared to the first quarter of 2014 as a result of turnaround activity. Second quarter and year to date 2014 natural gas production decreased 18 percent compared to the same periods last year as a result of 2013 property dispositions coupled with increased turnaround activity and natural declines as capital investment continues to be directed primarily to oil development programs.

COMMODITY PRICES
Oil and Liquids Prices Excluding Realized Commodity Risk Management

	Three months ended			Six months ended
(Cdn$/bbl)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Average Benchmark Prices
WTI oil	112.29	108.36	96.09	110.57	96.18
Edmonton par light oil	105.62	99.30	93.14	102.64	90.91
WCS heavy oil	90.46	82.89	76.53	86.81	72.84
Average Differentials to WTI
Edmonton par	(6.67)	(9.06)	(2.95)	(7.93)	(5.27)
WCS heavy oil	(21.83)	(25.47)	(19.56)	(23.76)	(23.34)
Average Sales Prices
Light oil	102.37	97.03	89.73	99.68	86.83
Heavy oil	84.00	77.12	69.24	80.57	60.25
Natural gas liquids	55.70	59.12	49.15	57.38	52.87
Second quarter of 2014 WTI crude oil price averaged Cdn$112.29/bbl, an increase of 4 percent compared to the first quarter of 2014 and 17 percent compared to the second quarter of 2013. Year to date 2014 WTI crude oil price averaged Cdn$110.57/bbl, an increase of 15 percent compared to the same period in 2013.
The discount for Canadian light oil versus WTI narrowed by 26 percent to $6.67/bbl in the second quarter of 2014 compared to the first quarter of 2014. However, compared to the second quarter of 2013, the differential expanded by 126 percent. Year to date 2014 light oil differentials increased 50 percent to $7.93/bbl compared to the same period in 2013 while the heavy oil differentials were essentially unchanged. Location and quality differentials, growing U.S. crude oil production as well as transportation bottlenecks are the primary drivers behind the price discount. When differentials widen significantly, Pengrowth takes proactive steps to improve realizations, including transporting some crude oil by rail.
Second quarter of 2014 light oil sales price of $102.37/bbl increased 6 percent and 14 percent compared to the first quarter of 2014 and second quarter of 2013, respectively, as a result of an increase in the Edmonton par light oil benchmark. Year to date 2014 light oil sales price increased 15 percent to $99.68/bbl compared to the same period in 2013 due to higher benchmark prices partly offset by the widening of price differentials.
Second quarter of 2014 heavy oil sales price of $84.00/bbl increased 9 percent compared to the first quarter of 2014 due to the increase in the benchmark oil prices and a narrowing of the heavy oil differential during the second quarter

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	11

of 2014. Second quarter and year to date 2014 heavy oil sales prices increased 21 percent and 34 percent compared to the same periods last year, respectively, due to higher benchmark oil prices.
Second quarter of 2014 NGL sales price of $55.70/bbl decreased 6 percent compared to the first quarter of 2014 due to lower propane and butane prices, partly offset by a Sable Island condensate shipment in June of 2014. Also contributing to the decrease were higher ethane sales volumes at Judy Creek, which sell for a discount to other NGLs. The second quarter and year to date 2014 NGL sales prices increased 13 percent and 9 percent compared to the same periods last year, respectively, in response to the higher benchmark prices in 2014.
Natural Gas Price Excluding Realized Commodity Risk Management

	Three months ended			Six months ended
(Cdn$)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Average Benchmark Prices
NYMEX gas (per MMBtu)	4.99	5.19	4.10	5.10	3.84
AECO monthly gas (per MMBtu)	4.69	4.76	3.59	4.73	3.34
Average Differential to NYMEX
AECO differential (per MMBtu)	(0.30)	(0.43)	(0.51)	(0.37)	(0.50)
Average Sales Price
Natural gas (per Mcf) (1)	4.59	6.35	3.60	5.47	3.37

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
The NYMEX natural gas benchmark price declined 4 percent in the second quarter of 2014 to Cdn$4.99/MMBtu compared to the first quarter of 2014 due to a decline in natural gas demand across much of North America. Second quarter and year to date 2014 NYMEX prices increased 22 percent and 33 percent compared to the same periods last year, respectively, driven by the effects of a colder than normal winter and continued low natural gas storage numbers in the key consuming regions of North America.
Similar to the NYMEX benchmark, AECO gas prices also remained robust during the second quarter of 2014, declining only 1 percent compared to the first quarter of 2014 to $4.69/MMBtu. Narrowing of the basis spread between NYMEX and AECO resulted in a lower decline in AECO prices. Second quarter and year to date 2014 AECO prices increased 31 percent and 42 percent compared to the same periods last year due to higher benchmark prices and a narrowing of the basis spread between AECO and NYMEX.
Second quarter of 2014 natural gas sales price of $4.59/Mcf decreased 28 percent compared to the first quarter of 2014 due to the decrease in the natural gas benchmarks. Second quarter and year to date 2014 natural gas sales prices increased 28 percent and 62 percent compared to the same periods last year, respectively, due to higher natural gas benchmark prices.
Total Average Sales Prices Excluding Realized Commodity Risk Management

	Three months ended			Six months ended
($/boe)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Average sales price	60.08	63.00	51.55	61.54	49.87
Other production income including sulphur	0.52	0.50	0.53	0.51	0.53
Total oil and gas sales	60.60	63.50	52.08	62.05	50.40
Second quarter of 2014 average sales price decreased 5 percent compared to the first quarter of 2014 due to lower natural gas and NGL pricing offset by higher prices for light and heavy oil. Second quarter and year to date 2014 average sales prices increased 17 percent and 23 percent compared to the same periods last year, respectively, due to higher sales prices for all products.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	12

Commodity Risk Management Gains (Losses)

	Three months ended			Six months ended
($ millions except per unit amounts)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Realized
Oil	(37.3)	(29.6)	(6.9)	(66.9)	(11.7)
$/bbl (1)	(13.67)	(10.71)	(2.06)	(12.18)	(1.72)
Natural gas	(9.6)	(12.7)	(4.4)	(22.3)	(2.2)
$/Mcf	(0.54)	(0.70)	(0.20)	(0.62)	(0.05)
Total realized loss	(46.9)	(42.3)	(11.3)	(89.2)	(13.9)
$/boe	(6.98)	(6.26)	(1.41)	(6.62)	(0.87)
Unrealized
Unrealized commodity risk management liabilities at period end	(205.8)	(192.2)	(23.0)	(205.8)	(23.0)
Less: Unrealized commodity risk management assets (liabilities) at beginning of period	(192.2)	(80.0)	(54.8)	(80.0)	7.0
Unrealized gain (loss) on commodity risk management contracts for the period	(13.6)	(112.2)	31.8	(125.8)	(30.0)

(1)	Includes light and heavy oil.
Pengrowth has an active commodity risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability to cash flow in order to maintain its dividend and ensure capital expenditures are funded, including Lindbergh. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals of the Corporation. Managing cash flow is of particular importance in 2014 as significant cash is required to complete the first commercial phase of Lindbergh. In addition to forward price swaps and puts, Pengrowth also engages in oil price differential swaps using a combination of financial and physical contracts.
Realized gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts. Realized losses result when the average fixed risk management contracted price is lower than the benchmarks, while realized gains are recorded when the average fixed risk management contracted price is higher than the benchmarks at settlement. Realized gains and losses are settled monthly.
Second quarter and year to date 2014 realized oil commodity risk management losses were higher relative to all comparative periods in response to the WTI oil price increasing, particularly in Canadian dollar terms, relative to Pengrowth's average contracted price. Second quarter of 2014 realized natural gas commodity risk management losses decreased compared to the first quarter of 2014 in response to a decline in the natural gas benchmarks relative to Pengrowth's average contracted price. In contrast, the second quarter and year to date 2014 realized natural gas commodity risk management losses increased compared to the same periods last year due to a rise in the benchmarks.
Unrealized gains and losses also vary period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. Unrealized losses result when the forward price curve moves higher than the fixed price, with the magnitude of the loss being proportional to the movement in the forward price curve while unrealized gains result when the forward price curve moves lower than the fixed price, with the magnitude of the gain being proportional to the movement in the forward price curve.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	13

Forward Contracts - Commodity and Power Risk Management
The following table provides a summary of the fixed prices of the commodity and power risk management contracts in place at June 30, 2014 (see Note 12 to the unaudited Financial Statements for more information on Pengrowth's risk management contracts):

Crude Oil Swaps and Puts
Reference point	Volume (bbl/d)	Remaining term	% of total oil production Guidance (1)	Price/bbl ($Cdn)
WTI	23,000	Jul 1, 2014 - Dec 31, 2014	77%	94.51
WTI	26,000	2015	63%	93.99
WTI	14,109	2016	31%	95.12
Natural Gas Swaps and Puts
Reference point	Volume (MMBtu/d)	Remaining term	% natural gas production Guidance	Price/MMBtu ($Cdn)
AECO & NGI Chicago Index	118,738	Jul 1, 2014 - Dec 31, 2014	59%	3.81
AECO & NGI Chicago Index	83,909	2015	47%	3.85
AECO	26,634	2016	17%	3.83
AECO	7,109	2017	5%	4.22
Power
Reference point	Volume (MW)	Remaining term	% of estimated power purchases	Price/MWh ($Cdn)
AESO	55	Jul 1, 2014 - Dec 31, 2014	78%	55.63
AESO	40	2015	79%	49.53
AESO	10	2016	15%	50.00

(1)
Includes light and heavy crude oil. After the successful 2013 divestment program, oil risk management contracts represent over 65 percent of 2014 production Guidance for remaining 2014. Pengrowth's Board of Directors has approved the retention of the risk management contracts already in place.

In addition to the above table, Pengrowth has financial and physical contracts to manage oil price differentials. See Note 12 to the unaudited Financial Statements for more information.
Commodity Price Sensitivity

Oil	Cdn$1/bbl change in future oil prices
Commodity price sensitivity as at	June 30, 2014	June 30, 2013
Unrealized pre-tax gain or loss on oil swap contracts	$18.4	$14.5

Natural gas	Cdn$0.25/MMBtu change in future natural gas prices
Commodity price sensitivity as at	June 30, 2014	June 30, 2013
Unrealized pre-tax gain or loss on natural gas swap contracts	$15.8	$17.0
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at June 30, 2014, revenue and cash flow would have been $205.8 million lower than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $205.8 million is composed of liabilities of $142.4 million relating to risk management contracts expiring within one year and liabilities of $63.4 million relating to risk management contracts expiring beyond one year.
Each Cdn$1/MWh change in future power prices would result in approximately a $0.7 million pre-tax change in the fair value of the risk management contracts outstanding as at June 30, 2014.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	14

Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Balance Sheets at their fair value and recognizes changes in fair value on the Statements of Income (Loss) as unrealized commodity risk management gains (losses). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded separately on the Statements of Income (Loss) and impact cash flow at that time. Realized risk management gains (losses) on power contracts are recorded in operating expenses and the unrealized amounts are recorded in other (income) expense.
In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production and purchase risk management contracts by product volume or power purchases as follows:

Forward Period	Percent of Estimated Production	Percent of Estimated Power Purchases
1 - 24 Months	Up to 65%	Up to 80%
25 - 36 Months	Up to 30%	Up to 50%
37 - 60 Months	Up to 25%	Up to 25%
In addition to the above table, Pengrowth's Board of Directors approved a one time risk management policy enhancement in order to stabilize cash flows throughout 2015 and 2016. Under this one time policy change, notwithstanding the 25-36 month forward period, Pengrowth can enter into risk management contracts up to 50 percent of its production until the end of 2016. After the successful 2013 divestment program, oil risk management contracts represent over 65 percent of 2014 production Guidance for remaining 2014. Pengrowth's Board of Directors has approved the retention of the risk management contracts already in place.
OIL AND GAS SALES EXCLUDING REALIZED COMMODITY RISK MANAGEMENT
Contribution Analysis
The following table shows the contribution of each product category to the overall sales:

	Three months ended						Six months ended
($ millions except percentages)	Jun 30, 2014	% of total	Mar 31, 2014	% of total	Jun 30, 2013	% of total	Jun 30, 2014	% of total	Jun 30, 2013	% of total
Light oil	202.9	50	196.0	46	231.1	55	398.9	48	461.5	57
Heavy oil	62.7	15	57.3	13	53.7	13	120.0	14	88.5	11
Natural gas liquids	55.8	14	57.2	13	48.6	12	113.0	13	103.3	13
Natural gas	82.2	20	115.3	27	79.0	19	197.5	24	148.2	18
Other income including sulphur	3.5	1	3.4	1	4.2	1	6.9	1	8.6	1
Total oil and gas sales (1)	407.1		429.2		416.6		836.3		810.1

(1)	Excluding realized commodity risk management.

Price and Volume Analysis
Quarter ended June 30, 2014 versus Quarter ended March 31, 2014
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended March 31, 2014 (1)	196.0	57.3	57.2	115.3	3.4	429.2
Effect of change in product prices and differentials	10.6	5.1	(3.4)	(31.5)	—	(19.2)
Effect of change in sales volumes	(3.7)	0.3	2.0	(1.6)	—	(3.0)
Other	—	—	—	—	0.1	0.1
Quarter ended June 30, 2014 (1)	202.9	62.7	55.8	82.2	3.5	407.1

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales increased 4 percent in the second quarter of 2014 compared to the first quarter of 2014 resulting from an increase in the Edmonton par light oil benchmark partly offset by lower sales volumes from minor downtime and

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	15

property dispositions. Heavy oil sales increased 9 percent in response to in an increase in the WCS benchmark. NGL sales decreased 2 percent due to lower propane and butane prices partly offset by the impact of the June 2014 Sable Island condensate shipment. Natural gas sales decreased 29 percent due to lower natural gas benchmark prices in addition to lower sales volumes due to turnaround activity and natural production declines.
Quarter ended June 30, 2014 versus Quarter ended June 30, 2013
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended June 30, 2013 (1)	231.1	53.7	48.6	79.0	4.2	416.6
Effect of change in product prices and differentials	25.0	11.0	6.6	17.7	—	60.3
Effect of change in sales volumes	(53.2)	(2.0)	0.6	(14.5)	—	(69.1)
Other	—	—	—	—	(0.7)	(0.7)
Quarter ended June 30, 2014 (1)	202.9	62.7	55.8	82.2	3.5	407.1

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 12 percent in the second quarter of 2014 compared to the same period in 2013 due to lower sales volumes from the 2013 disposition program partly offset by an increase in the Edmonton par light oil price in the second quarter of 2014. Heavy oil sales increased 17 percent resulting from an improvement in the WCS benchmark. NGL sales increased 15 percent mainly impacted by higher benchmark prices and a Sable Island condensate shipment in June 2014. Natural gas sales increased 4 percent due to higher natural gas benchmark prices partly offset by lower sales volumes from the 2013 property dispositions as well as natural declines.
Six Months ended, June 30, 2014 versus Six Months ended, June 30, 2013
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Six months ended June 30, 2013 (1)	461.5	88.5	103.3	148.2	8.6	810.1
Effect of change in product prices and differentials	51.4	30.3	8.9	75.9	—	166.5
Effect of change in sales volumes	(114.0)	1.2	0.8	(26.6)	—	(138.6)
Other	—	—	—	—	(1.7)	(1.7)
Six months ended June 30, 2014 (1)	398.9	120.0	113.0	197.5	6.9	836.3

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Year to date 2014 light oil sales decreased 14 percent compared to the same period in 2013 due to lower sales volumes from the 2013 disposition program partly offset by an increase in the Edmonton par light oil price. Heavy oil sales posted a 36 percent increase resulting from an improvement in the WCS benchmark. NGL sales increased 9 percent impacted by higher benchmark prices and a Sable Island condensate shipment in June 2014. Natural gas sales increased 33 percent due to higher natural gas benchmark prices partly offset by lower sales volumes from the 2013 property dispositions as well as natural declines.
ROYALTY EXPENSES

($ millions except per boe amounts and percentages)	Three months ended			Six months ended
	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Royalty expenses	78.2	73.7	72.7	151.9	139.7
$/boe	11.64	10.90	9.09	11.27	8.69
Royalties as a percent of sales (%)	19.2	17.2	17.5	18.2	17.2
Royalties include Crown, freehold, overriding royalties and mineral taxes.
Second quarter of 2014 royalties as a percentage of sales increased to 19.2 percent from 17.2 percent in the the first quarter of 2014 and 17.5 percent in the second quarter of 2013 primarily due to unfavourable prior year GCA adjustments and higher royalties due to an increase in light and heavy oil benchmarks.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	16

Year to date 2014 royalties as a percentage of sales increased to 18.2 percent from 17.2 percent for the same period last year driven by an increase in commodity prices coupled with unfavourable GCA adjustments.
OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended			Six months ended
	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Operating expenses	114.5	104.0	129.8	218.5	247.7
$/boe	17.05	15.39	16.23	16.21	15.41
Second quarter of 2014 operating expenses increased $10.5 million or 10 percent compared to the first quarter of 2014, as expected, primarily due to turnaround activity in the second quarter of 2014 partly offset by lower power costs. On a per boe basis, second quarter of 2014 operating expenses increased $1.66/boe as a result of the higher expenses and reduced production resulting from turnaround activity. Second quarter of 2014 operating expenses decreased $15.3 million or 12 percent compared to the second quarter of 2013 due to lower power costs coupled with the absence of operating expenses from properties divested in 2013. This was partly offset by increased turnaround costs in the second quarter of 2014. On a per boe basis, second quarter of 2014 operating expenses increased $0.82/boe compared to the second quarter of 2013 due to greater turnaround activity in 2014 and production declines particularly in natural gas properties as capital investment continues to be directed primarily to oil development programs.
Year to date 2014 operating expenses decreased $29.2 million or 12 percent due to lower utility costs and the absence of operating expenses from divested properties partly offset by increased turnaround costs in 2014. On a per boe basis, 2014 year to date operating expenses increased $0.80/boe compared to the same period last year driven by increased turnaround activity and production declines particularly in natural gas properties as mentioned above.
TRANSPORTATION COSTS

($ millions except per boe amounts)	Three months ended			Six months ended
	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Transportation costs	7.2	8.4	7.3	15.6	13.2
$/boe	1.07	1.24	0.91	1.16	0.82
Second quarter of 2014 transportation costs decreased $1.2 million or 14 percent compared to the first quarter of 2014 mainly as a result of lower sales product trucking charges. On a per boe basis, second quarter of 2014 transportation costs decreased $0.17/boe compared to the first quarter of 2014 due to a decrease in trucking costs. Second quarter of 2014 transportation costs remained unchanged compared to the second quarter of 2013, however on a per boe basis, the transportation costs increased $0.16/boe due to lower production volumes.
Year to date 2014 transportation costs increased $2.4 million or 18 percent due to higher sales product trucking charges for Cardium and Lindbergh production. On a per boe basis, 2014 year to date transportation costs increased $0.34/boe compared to the same period in 2013 due to the increase in trucking costs coupled with a decrease in production volumes.
Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil and NGL production including sales product trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels prior to changing ownership or custody.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	17

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Statements of Loss and dividing by production. Certain assumptions have been made in allocating operating expenses and royalty injection credits between products. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

	Three months ended			Six months ended
Combined Netback ($/boe)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Oil & gas sales (includes other income)	60.60	63.50	52.08	62.05	50.40
Royalties	(11.64)	(10.90)	(9.09)	(11.27)	(8.69)
Operating expenses	(17.05)	(15.39)	(16.23)	(16.21)	(15.41)
Transportation costs	(1.07)	(1.24)	(0.91)	(1.16)	(0.82)
Operating netback before realized commodity risk management	30.84	35.97	25.85	33.41	25.48
Realized commodity risk management	(6.98)	(6.26)	(1.41)	(6.62)	(0.87)
Operating netback	23.86	29.71	24.44	26.79	24.61

Light Oil Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	102.37	97.03	89.73	99.68	86.83
Royalties	(22.22)	(19.79)	(18.60)	(21.00)	(17.32)
Operating expenses	(15.64)	(16.24)	(17.87)	(15.93)	(17.35)
Transportation costs	(1.99)	(2.56)	(1.40)	(2.28)	(1.29)
Light oil operating netback	62.52	58.44	51.86	60.47	50.87
Heavy Oil Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	84.00	77.12	69.24	80.57	60.25
Royalties	(13.40)	(9.78)	(9.23)	(11.59)	(8.08)
Operating expenses	(20.65)	(16.98)	(19.45)	(18.87)	(19.31)
Transportation costs	(1.80)	(1.85)	(2.10)	(1.83)	(1.59)
Heavy oil operating netback	48.15	48.51	38.46	48.28	31.27
NGLs Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	55.70	59.12	49.15	57.38	52.87
Royalties	(16.92)	(17.28)	(14.48)	(17.10)	(15.22)
Operating expenses	(16.69)	(14.09)	(16.14)	(15.52)	(14.93)
Transportation costs	—	(0.01)	(0.06)	(0.01)	(0.07)
NGLs operating netback	22.09	27.74	18.47	24.75	22.65
Natural Gas Netback Excluding Realized Commodity Risk Management ($/Mcf)
Sales	4.59	6.35	3.60	5.47	3.37
Royalties	(0.40)	(0.54)	(0.15)	(0.47)	(0.14)
Operating expenses	(2.87)	(2.47)	(2.40)	(2.66)	(2.23)
Transportation costs	(0.11)	(0.10)	(0.09)	(0.10)	(0.09)
Natural gas operating netback ($/Mcf)	1.21	3.24	0.96	2.24	0.91
Natural gas operating netback ($/boe)	7.26	19.44	5.76	13.44	5.46
CONTRIBUTION BASED ON OPERATING NETBACKS
Light oil	61%	49%	66%	55%	67%
Heavy oil	17%	15%	15%	16%	12%
Natural gas liquids	11%	11%	9%	11%	11%
Natural gas	11%	25%	10%	18%	10%

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	18

Pengrowth realized a weighted average operating netback of $23.86/boe in the second quarter of 2014 representing a 20 percent decrease compared to the first quarter of 2014 primarily due to a lower natural gas sales price and an increase in turnaround related operating costs. When comparing the second quarter and year to date 2014 to the same periods last year, the netback decreased 2 percent and 9 percent, respectively, as the improvement in sales prices was offset by higher realized commodity risk management losses, operating costs and royalties.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Six months ended
($ millions except per boe amounts)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Cash G&A expense	19.4	23.1	22.2	42.5	46.1
$/boe	2.89	3.42	2.78	3.15	2.87
Non-cash G&A expense	4.9	3.5	4.5	8.4	8.1
$/boe	0.73	0.52	0.56	0.63	0.50
Total G&A	24.3	26.6	26.7	50.9	54.2
$/boe	3.62	3.94	3.34	3.78	3.37
Second quarter of 2014 cash G&A expenses were $3.7 million lower compared to the first quarter of 2014 mainly due to lower personnel costs and the absence of the cash-settled Deferred Share Units expense recorded in the first quarter of 2014. On a per boe basis, second quarter of 2014 cash G&A expenses decreased $0.53/boe compared to the first quarter of 2014 due to lower costs as discussed above.
Second quarter and year to date 2014 cash G&A expenses were $2.8 million and $3.6 million lower compared to the same periods last year, respectively, resulting from staffing decreases associated with the 2013 dispositions. On a per boe basis, second quarter and year to date 2014 cash G&A costs increased $0.11/boe and $0.28/boe compared to the same periods last year, respectively, due to the impact of lower production volumes.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans ("LTIP"). See Note 9 to the unaudited Financial Statements for additional information. The compensation costs associated with these plans are expensed over the applicable vesting period. Second quarter of 2014 non-cash G&A expense increased $1.4 million compared to the first quarter of 2014 primarily due to the absence of the favourable forfeiture estimate to actual adjustment recorded in the prior quarter. Second quarter and year to date 2014 non-cash G&A expense remained relatively unchanged compared to the same periods in 2013.
During the six months ended June 30, 2014, $8.0 million (June 30, 2013 - $8.3 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").
DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Six months ended
($ millions except per boe amounts)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Depletion, depreciation and amortization	130.7	130.1	153.8	260.8	308.2
$/boe	19.46	19.25	19.23	19.35	19.18
Accretion	4.9	5.0	5.3	9.9	10.7
$/boe	0.73	0.74	0.66	0.73	0.67
Second quarter of 2014 DD&A expense remained relatively unchanged compared to the first quarter of 2014, but decreased $23.1 million or 15 percent compared to the second quarter of 2013 mainly due to the decrease in production volumes resulting from the 2013 dispositions. This is the same reason why year to date 2014 DD&A expense decreased $47.4 million or 15 percent. On a per boe basis, the depletion rates remained relatively unchanged across all periods.
Second quarter of 2014 accretion expense remained relatively unchanged compared to the first quarter of 2014 and the second quarter of 2013. Year to date 2014 accretion expense decreased $0.8 million mainly due to decreases in the ARO liability resulting from 2013 property dispositions and discount rate changes.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	19

INTEREST AND FINANCING CHARGES

	Three months ended			Six months ended
($ millions)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Interest and financing charges	26.1	25.9	24.6	52.0	50.2
Capitalized interest	(7.0)	(5.3)	(0.9)	(12.3)	(1.1)
Total interest and financing charges	19.1	20.6	23.7	39.7	49.1
At June 30, 2014, Pengrowth had approximately $1.6 billion in total long term debt composed of $1.4 billion of fixed rate debt and $0.2 billion in convertible debentures, including the current portions. Total long term debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 5.7 percent and convertible debentures with a 6.25 percent coupon. At June 30, 2014, Pengrowth had no drawings on its syndicated bank facility.
Second quarter of 2014 interest and financing charges, before capitalized interest, remained relatively unchanged compared to the first quarter of 2014. Second quarter of 2014 interest and financing charges, before capitalized interest, increased $1.5 million compared to the same period last year mainly due to higher interest on the U.S. term debt as a result of the weaker Canadian dollar.
Year to date 2014 interest and financing charges, before capitalized interest, increased $1.8 million compared to the same period last year also due to higher interest on the U.S. term debt as a result of the weaker Canadian dollar.
In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. Interest capitalization to a qualifying asset ceases once construction is substantially complete. During the three months ended June 30, 2014, $7.0 million (June 30, 2013 - $0.9 million) of interest was capitalized on the Lindbergh thermal project to PP&E using a capitalization rate of 5.7 percent (June 30, 2013 – 5.7 percent). During the six months ended June 30, 2014, $12.3 million (June 30, 2013 - $1.1 million) of interest was capitalized on the Lindbergh thermal project to PP&E using a capitalization rate of 5.7 percent (June 30, 2013 - 5.7 percent).
OTHER (INCOME) EXPENSE
Year to date 2014 other expense of $11.8 million includes a $20 million provision for clean-up and remediation costs on a Northern Alberta oil property incurred in the first quarter of 2014 partly offset by gains on remediation trust funds and interest income.
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax reduction of $4.8 million in the second quarter of 2014 compared to deferred tax reductions of $33.8 million and $5.4 million in the first quarter of 2014 and second quarter of 2013, respectively. Year to date 2014 deferred tax reduction amounted to $38.6 million compared to $22.3 million recorded during the same period last year.
No current income taxes were paid by Pengrowth in 2014 or 2013. See Note 7 to the unaudited Financial Statements for additional information.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	20

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended			Six months ended
($ millions)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Currency exchange rate ($1Cdn = $U.S.) at period end	0.94	0.90	0.95	0.94	0.95
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	46.5	(49.6)	(43.5)	(3.1)	(69.6)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	1.2	(5.3)	(3.7)	(4.1)	1.1
Total unrealized foreign exchange gain (loss) from translation of foreign denominated debt	47.7	(54.9)	(47.2)	(7.2)	(68.5)
Unrealized gain (loss) on U.S. foreign exchange risk management contracts	(16.9)	13.7	12.5	(3.2)	18.8
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	(1.7)	5.6	3.9	3.9	(1.5)
Total unrealized gain (loss) on foreign exchange risk management contracts	(18.6)	19.3	16.4	0.7	17.3
Total unrealized foreign exchange gain (loss)	29.1	(35.6)	(30.8)	(6.5)	(51.2)
Total realized foreign exchange gain (loss)	(1.4)	(0.1)	1.3	(1.5)	1.4
Pengrowth’s unrealized foreign exchange gains and losses are primarily attributable to the translation of the foreign denominated long term debt and the related foreign exchange risk management contracts. The gains or losses on principal restatement are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and any new foreign debt issued.
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt. At June 30, 2014, the fair value of these foreign exchange derivative contracts was an asset of $19.9 million included on the Balance Sheets with changes in the fair value between Balance Sheet dates reported on the Statements of Loss as an unrealized foreign exchange (gain) loss.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50	70%	0.98
Swap	July 2017	400	250	63%	0.97
Swap	August 2018	265	125	47%	0.96
Swap	October 2019	35	15	43%	0.94
Swap	May 2020	115.5	20	17%	0.95
N/A	October 2022	105	—	—	—
N/A	October 2024	195	—	—	—
		1,187	460	39%
To mitigate the fluctuations in the U.K. pound sterling denominated long term debt Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	21

At June 30, 2014, each Cdn$0.01 exchange rate change would result in approximately a $4.6 million pre-tax change in the fair value of the U.S. risk management contracts and a $0.7 million pre-tax change in the fair value of the U.K. risk management contracts.
ASSET RETIREMENT OBLIGATIONS
For the six months ended June 30, 2014, Pengrowth's ARO liability increased $51.5 million relative to December 31, 2013 mainly due to a change in the risk free discount rate from 3.25 percent to 3.0 percent. The rate decrease reflects a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. This resulted in an upward ARO liability revision of $49.5 million with the offset recorded in PP&E. Pengrowth has estimated the net present value of its total ARO to be $657.7 million as at June 30, 2014 (December 31, 2013 – $606.2 million), based on a total escalated future liability of $2.1 billion (December 31, 2013 – $2.1 billion). These costs are expected to be incurred over 65 years with the majority of the costs to be incurred between 2038 and 2078. A risk free discount rate of 3.0 percent per annum and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO at June 30, 2014.
ACQUISITIONS AND DISPOSITIONS

	Three months ended			Six months ended
($ millions)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Property acquisitions	0.1	2.0	0.4	2.1	0.9
Proceeds on property dispositions	(21.1)	0.6	(9.8)	(20.5)	(326.0)
Net cash acquisitions (dispositions)	(21.0)	2.6	(9.4)	(18.4)	(325.1)
During the second quarter of 2014 Pengrowth successfully closed minor property dispositions for proceeds of $21.1 million.
WORKING CAPITAL
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Balance Sheets, excluding the current portions of long term debt and convertible debentures.
At June 30, 2014, Pengrowth had a working capital deficiency due to current liabilities exceeding current assets by $194.6 million as cash on hand was spent at Lindbergh and liabilities increased compared to December 31, 2013 primarily from the current portion of risk management liabilities. At December 31, 2013, Pengrowth had a working capital surplus of $179.3 million as current assets exceeded current liabilities at that time and at June 30, 2013 Pengrowth had a working capital deficiency of $125.4 million.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	22

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Jun 30, 2014	Dec 31, 2013	Jun 30, 2013
($ millions)
Term credit facilities	—	—	—
Senior unsecured notes (1)	1,421.3	1,412.7	1,387.7
Long term debt	1,421.3	1,412.7	1,387.7
Convertible debentures (1)	235.5	236.0	236.5
Total debt excluding working capital	1,656.8	1,648.7	1,624.2
Working capital (surplus) deficiency (2)	194.6	(179.3)	125.4
Total debt	1,851.4	1,469.4	1,749.6

Twelve months trailing:	Jun 30, 2014	Dec 31, 2013	Jun 30, 2013
($ millions, except ratios and percentages)
Net loss	(323.4)	(316.9)	(143.3)
Add (deduct):
Interest & financing charges and accretion expense	104.4	114.6	120.6
Deferred income tax reduction	(89.5)	(73.2)	(44.1)
Depletion, depreciation and amortization	527.2	574.6	635.2
EBITDA	218.7	299.1	568.4
Add other items:
Loss on disposition of properties	179.8	175.7	5.6
Other non-cash items	214.5	180.2	148.7
Adjusted EBITDA	613.0	655.0	722.7
Total debt excluding working capital to Adjusted EBITDA	2.7	2.5	2.2
Total debt to Adjusted EBITDA (3)	3.0	2.2	2.4
Total capitalization (4)	5,325.8	5,157.7	5,728.8
Total debt as a percentage of total capitalization	34.8%	28.5%	30.5%

(1)	Includes current and long term portions.

(2)	Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Balance Sheets, excluding the current portions of long term debt and convertible debentures.

(3)	Not indicative of the actual debt covenants. See the Financial Covenants section for more information.

(4)	Total capitalization includes total debt plus Shareholders' Equity per the Balance Sheets.
At June 30, 2014, total debt increased $382.0 million from December 31, 2013 primarily due to a lower cash balance, as spending ramped up at Lindbergh, and an increase in the current portion of risk management liabilities. Even though the cash balance was higher at June 30, 2014, total debt increased $101.8 million compared to June 30, 2013 driven by the absence of assets held for sale, an increase in the current portion of risk management liabilities as well as an increase in the U.S. senior unsecured notes due to the weakening of the Canadian dollar year over year.
The trailing twelve months total debt to Adjusted EBITDA ratio increased to 3.0x at June 30, 2014, compared to 2.2x at December 31, 2013 and 2.4x at June 30, 2013 mainly due to the increase in total debt and a decrease in Adjusted EBITDA as a result of 2013 property dispositions.
Term Credit Facilities
Pengrowth maintains a $1 billion revolving credit facility which was undrawn at June 30, 2014 (December 31, 2013 - $nil) and had $35.8 million (December 31, 2013 - $35.8 million) in outstanding letters of credit. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and four foreign banks, and can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. The facility has a maturity date of July 26, 2017.
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At June 30, 2014, this facility was undrawn (December 31, 2013 - $nil) and had $0.8 million (December 31, 2013 - $0.8 million) of outstanding letters of credit. When utilized together with any overdraft amounts, this facility would appear on the Balance Sheets as a current liability in bank indebtedness, as applicable.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	23

Together, these two facilities and the cash balance of $133.2 million provided Pengrowth with approximately $1.1 billion of combined credit capacity and cash at June 30, 2014, with the ability to expand the facilities by an additional $250 million.
Financial Covenants
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at June 30, 2014.
On January 24, 2014, Pengrowth amended the credit facility by increasing the maximum permitted senior debt to EBITDA (as calculated in accordance with the debt agreements) ratio from 3.0 to 3.5 times and the total debt to EBITDA ratio from 3.5 to 4.0 times until December 31, 2015. As at June 30, 2014, Pengrowth's actual ratios pursuant to these two covenants were at 2.5 times and 2.9 times, respectively. The financial covenants are now substantially similar between the credit facilities and the senior unsecured notes. The ratios on the credit facility will revert back to their prior levels of 3.0 and 3.5 times, respectively, after December 31, 2015. The covenant amendments were obtained as a proactive step while Pengrowth completes construction of the first 12,500 bbl/d commercial phase of Lindbergh and a full year of Lindbergh production can contribute to the EBITDA calculation.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
The calculation for each financial covenant is based on specific definitions, is not in accordance with IFRS, is similar to Adjusted EBITDA, and cannot be readily replicated by referring to Pengrowth’s Financial Statements.
The key financial covenants as at June 30, 2014 are summarized below:
1.Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters (credit facility - 3.0 times after December 31, 2015);
2.Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters (credit facility - 3.5 times after December 31, 2015);
3.Total senior debt before working capital must be less than 50 percent of total book capitalization; and
4.EBITDA must not be less than four times interest expense for the last four fiscal quarters.
There may be instances, such as when financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.
If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to property dispositions, reducing capital expenditures or dividends as well as issuing equity.
Dividend Reinvestment Plan
Pengrowth's DRIP allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price of Pengrowth’s common shares as determined by the plan.
During the six months ended June 30, 2014, 3.8 million shares were issued under the DRIP program for cash proceeds of $26.4 million compared to 4.7 million shares for total proceeds of $22.2 million in the same period last year.
Pengrowth does not have any off balance sheet financing arrangements.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	24

FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the most recent audited Financial Statements for a description of the accounting policies for financial instruments and Note 12 to the unaudited Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
FUNDS FLOW FROM OPERATIONS AND DIVIDENDS
The following table provides funds flow from operations, dividends declared, the excess of funds flow from operations over dividends, and payout ratio:

	Three months ended			Six months ended
($ millions, except per share amounts)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Funds flow from operations	121.4	139.5	146.0	260.9	293.5
Dividends declared	63.3	62.8	62.1	126.1	123.7
Funds flow from operations less dividends declared	58.1	76.7	83.9	134.8	169.8
Per share	0.11	0.15	0.16	0.26	0.33
Payout ratio (1)	52%	45%	43%	48%	42%

(1)	Payout ratio is calculated as dividends declared divided by funds flow from operations.
As a result of the depleting nature of Pengrowth's oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, through the sale of existing properties, additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.
Funds flow from operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity risk management contracts are contained in Note 12 to the unaudited Financial Statements.
The following table provides the net payout ratio when the proceeds of the DRIP are netted against dividends declared to reflect Pengrowth’s net cash outlay:

	Three months ended			Six months ended
($ millions, except per share amounts)	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013	Jun 30, 2014	Jun 30, 2013
Proceeds from DRIP	13.3	13.1	11.2	26.4	22.2
Per share	0.03	0.03	0.02	0.05	0.04
Net payout ratio (%) (1)	41%	36%	35%	38%	35%

(1)	Net payout ratio is calculated as dividends declared net of proceeds from the DRIP divided by funds flow from operations.
DRIP participation was equivalent to approximately 21 percent of the total dividend during both the second quarter and year to date 2014.
DIVIDENDS
The Board of Directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Although the Corporation is committed to maintaining the dividend, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings and restrictions in the Business Corporations Act (Alberta).
Dividends are generally paid to shareholders on the fifteenth day or next business day of the month. Pengrowth paid $0.04 per share in each of the six months January through June of 2014 for an aggregate cash dividend of $0.24 per share. For the same period in 2013, Pengrowth also paid $0.04 per share in each of the months January through June for an aggregate cash dividend of $0.24 per share.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	25

SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly information for 2014, 2013 and 2012:

2014	Q1	Q2
Oil and gas sales ($ millions) (1)	429.2	407.1
Net loss ($ millions)	(116.2)	(8.8)
Net loss per share ($)	(0.22)	(0.02)
Net loss per share - diluted ($)	(0.22)	(0.02)
Adjusted net loss ($ millions)	(2.8)	(24.8)
Funds flow from operations ($ millions)	139.5	121.4
Dividends declared ($ millions)	62.8	63.3
Dividends declared per share ($)	0.12	0.12
Daily production (boe/d)	75,102	73,823
Total production (Mboe)	6,759	6,718
Average sales price ($/boe) (1)	63.00	60.08
Operating netback ($/boe) (2)	29.71	23.86
2013	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	393.5	416.6	439.6	343.7
Net loss ($ millions)	(65.1)	(53.4)	(107.3)	(91.1)
Net loss per share ($)	(0.13)	(0.10)	(0.21)	(0.17)
Net loss per share - diluted ($)	(0.13)	(0.10)	(0.21)	(0.17)
Adjusted net loss ($ millions)	(1.1)	(37.2)	(108.2)	(37.3)
Funds flow from operations ($ millions)	147.5	146.0	161.5	105.9
Dividends declared ($ millions)	61.6	62.1	62.3	62.5
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	89,702	87,909	83,275	77,371
Total production (Mboe)	8,073	8,000	7,661	7,118
Average sales price ($/boe) (1)	48.18	51.55	56.64	47.92
Operating netback ($/boe) (2)	24.79	24.44	27.10	20.82
2012	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	341.2	321.5	381.5	414.0
Net income (loss) ($ millions) (3)	0.7	36.8	(23.8)	(1.0)
Net income (loss) per share ($) (3)	—	0.09	(0.05)	—
Net income (loss) per share - diluted ($) (3)	—	0.09	(0.05)	—
Adjusted net income (loss) ($ millions)	(5.4)	(89.6)	(18.8)	24.1
Funds flow from operations ($ millions)	113.6	94.4	141.1	189.7
Dividends declared ($ millions)	76.1	86.4	60.6	61.3
Dividends declared per share ($)	0.21	0.21	0.12	0.12
Daily production (boe/d)	75,618	78,870	94,284	94,039
Total production (Mboe)	6,881	7,177	8,674	8,652
Average sales price ($/boe) (1)	48.99	44.05	43.53	47.31
Operating netback ($/boe) (2) (4)	22.48	21.47	22.25	27.87

(1)	Excluding realized commodity risk management.

(2)	Including realized commodity risk management.

(3)	As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012.

(4)
As of January 1, 2013 certain technical support costs, previously included in operating expenses, are included in G&A. 2012 operating netbacks have been adjusted accordingly to conform to presentation in the current period.

Second quarter of 2014 production was lower than the preceding quarters mainly due to 2013 property dispositions, lower natural gas production resulting from natural declines as a result of capital investment being directed mainly to

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	26

oil development programs, in addition to a few fields with third party capacity constraints. Production increases in the second and third quarters of 2012 were primarily a result of the NAL Energy Corporation acquisition on May 31, 2012.
First quarter of 2014 posted the highest operating netback since the fourth quarter of 2011 resulting from higher natural gas prices and an increase in light and heavy oil benchmarks. Pengrowth's 2014 average sales prices were the highest posted average prices since the fourth quarter of 2008 driven by an increase in the benchmarks.
Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, gain on acquisition, unrealized gain (loss) on investments, accretion of ARO, unrealized risk management gains (losses), unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred taxes. Funds flow from operations was also impacted by changes in royalty expense, operating and G&A costs.
COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Pengrowth entered into a lease amendment and extension agreement with respect to its Calgary head office lease effective March 31, 2014. The agreement saw two floors returned to the landlord in 2014 and extended the existing lease term for the remaining floors from 2018 to 2025, resulting in an additional operating lease commitment over the extended term of approximately $57 million.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 28, 2014 available on SEDAR at www.sedar.com.
ACCOUNTING PRONOUNCEMENTS ADOPTED
On January 1, 2014, Pengrowth adopted amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”) relating to offsetting financial assets and financial liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. The adoption of this standard had no impact on the amounts recorded in the Financial Statements.
On January 1, 2014, Pengrowth adopted IFRIC 21 Levies ("IFRIC 21"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. The adoption of this standard had no impact on the amounts recorded in the Financial Statements.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act ("SOX") enacted in the United States.
At the end of the interim period ended June 30, 2014, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before June 30, 2014 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Financial Statements. During the interim period ended June 30, 2014, no change occurred to Pengrowth's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.
It should be noted that while Pengrowth’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PENGROWTH Second Quarter 2014 Management's Discussion and Analysis	27

PENGROWTH ENERGY CORPORATION
BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	June 30, 2014	December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents		$133.2	$448.5
Accounts receivable		208.7	192.3
Fair value of risk management contracts	12	4.9	—
		346.8	640.8
Fair value of risk management contracts	12	17.0	23.1
Other assets		63.0	59.7
Property, plant and equipment	3	5,048.1	4,817.6
Exploration and evaluation assets	4	422.8	419.3
Goodwill		668.9	672.7
TOTAL ASSETS		$6,566.6	$6,633.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$354.9	$353.2
Dividends payable		21.1	20.9
Fair value of risk management contracts	12	143.0	70.3
Current portion of long term debt	5	76.2	—
Current portion of convertible debentures		98.3	98.7
Current portion of provisions	6	22.4	17.1
		715.9	560.2
Fair value of risk management contracts	12	70.4	22.2
Convertible debentures		137.2	137.3
Long term debt	5	1,345.1	1,412.7
Provisions	6	644.1	594.4
Deferred income taxes	7	179.5	218.1
		3,092.2	2,944.9
Shareholders' Equity
Shareholders' capital	8	4,734.3	4,693.1
Contributed surplus		24.0	28.0
Deficit		(1,283.9)	(1,032.8)
		3,474.4	3,688.3
Commitments	14
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$6,566.6	$6,633.2
See accompanying notes to the Financial Statements.

PENGROWTH Second Quarter 2014 Financial Results	28

PENGROWTH ENERGY CORPORATION
STATEMENTS OF LOSS
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013
REVENUES
Oil and gas sales		$407.1	$416.6	$836.3	$810.1
Royalties, net of incentives		(78.2)	(72.7)	(151.9)	(139.7)
		328.9	343.9	684.4	670.4
Realized loss on commodity risk management	12	(46.9)	(11.3)	(89.2)	(13.9)
Unrealized gain (loss) on commodity risk management	12	(13.6)	31.8	(125.8)	(30.0)
		268.4	364.4	469.4	626.5
EXPENSES
Operating		114.5	129.8	218.5	247.7
Transportation		7.2	7.3	15.6	13.2
General and administrative		24.3	26.7	50.9	54.2
Depletion, depreciation and amortization	3	130.7	153.8	260.8	308.2
		276.7	317.6	545.8	623.3
OPERATING INCOME (LOSS)		(8.3)	46.8	(76.4)	3.2

Other (income) expense items
Unrealized loss on investment		—	15.0	—	15.0
Loss on disposition of properties		11.2	28.6	17.8	13.7
Unrealized foreign exchange (gain) loss	13	(29.1)	30.8	6.5	51.2
Realized foreign exchange (gain) loss	13	1.4	(1.3)	1.5	(1.4)
Interest and financing charges		19.1	23.7	39.7	49.1
Accretion	6	4.9	5.3	9.9	10.7
Other (income) expense		(2.2)	3.5	11.8	5.7
LOSS BEFORE TAXES		(13.6)	(58.8)	(163.6)	(140.8)
Deferred income tax reduction	7	(4.8)	(5.4)	(38.6)	(22.3)
NET LOSS AND COMPREHENSIVE LOSS		$(8.8)	$(53.4)	$(125.0)	$(118.5)
NET LOSS PER SHARE	11
Basic		$(0.02)	$(0.10)	$(0.24)	$(0.23)
Diluted		$(0.02)	$(0.10)	$(0.24)	$(0.23)
See accompanying notes to the Financial Statements.

PENGROWTH Second Quarter 2014 Financial Results	29

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013
CASH PROVIDED BY (USED FOR):
OPERATING
Net loss and comprehensive loss		$(8.8)	$(53.4)	$(125.0)	$(118.5)
Depletion, depreciation, amortization and accretion		135.6	159.1	270.7	318.9
Deferred income tax reduction	7	(4.8)	(5.4)	(38.6)	(22.3)
Unrealized foreign exchange (gain) loss	13	(29.1)	30.8	6.5	51.2
Unrealized (gain) loss on commodity risk management	12	13.6	(31.8)	125.8	30.0
Share based compensation		4.9	4.5	8.4	8.1
Unrealized loss on investment		—	15.0	—	15.0
Loss on disposition of properties		11.2	28.6	17.8	13.7
Other items		(1.2)	0.3	(4.7)	(0.9)
Derivative settlement on senior note repayment		—	(1.7)	—	(1.7)
Funds flow from operations		121.4	146.0	260.9	293.5
Interest and financing charges		19.1	23.7	39.7	49.1
Expenditures on remediation	6	(5.8)	(3.8)	(12.5)	(14.3)
Change in non-cash operating working capital	10	(25.3)	43.0	4.4	21.8
		109.4	208.9	292.5	350.1
FINANCING
Dividends paid		(63.2)	(62.0)	(125.9)	(123.5)
Long term debt (repayment) and related derivative settlement		—	(49.6)	—	(209.6)
Interest paid		(21.8)	(22.7)	(51.5)	(47.6)
Proceeds from equity issues, including DRIP		13.3	11.2	28.0	22.2
		(71.7)	(123.1)	(149.4)	(358.5)
INVESTING
Capital expenditures		(219.6)	(113.9)	(453.3)	(279.9)
Property acquisitions		(0.1)	(0.4)	(2.1)	(0.9)
Proceeds on property dispositions		21.1	9.8	20.5	326.0
Other items		(3.1)	(2.2)	(5.1)	(4.1)
Change in non-cash investing working capital	10	(17.7)	(37.4)	(18.4)	1.0
		(219.4)	(144.1)	(458.4)	42.1
CHANGE IN CASH AND CASH EQUIVALENTS		(181.7)	(58.3)	(315.3)	33.7
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		314.9	94.7	448.5	2.7
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$133.2	$36.4	$133.2	$36.4
See accompanying notes to the Financial Statements.

PENGROWTH Second Quarter 2014 Financial Results	30

PENGROWTH ENERGY CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013
SHAREHOLDERS' CAPITAL	8
Balance, beginning of period		$4,721.0	$4,656.1	$4,693.1	$4,634.8
Share based compensation		—	0.2	14.8	10.5
Issued under DRIP		13.3	11.2	26.4	22.2
Balance, end of period		4,734.3	4,667.5	4,734.3	4,667.5

CONTRIBUTED SURPLUS
Balance, beginning of period		18.6	16.5	28.0	22.9
Share based compensation		5.4	5.0	9.2	8.9
Exercise of share based compensation awards		—	(0.2)	(13.2)	(10.5)
Balance, end of period		24.0	21.3	24.0	21.3

DEFICIT
Balance, beginning of period		(1,211.8)	(594.1)	(1,032.8)	(467.4)
Net loss		(8.8)	(53.4)	(125.0)	(118.5)
Dividends declared		(63.3)	(62.1)	(126.1)	(123.7)
Balance, end of period		(1,283.9)	(709.6)	(1,283.9)	(709.6)

TOTAL SHAREHOLDERS' EQUITY		$3,474.4	$3,979.2	$3,474.4	$3,979.2
See accompanying notes to the Financial Statements.

PENGROWTH Second Quarter 2014 Financial Results	31

PENGROWTH ENERGY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED JUNE 30, 2014 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.
The Financial Statements for the three and six months ended June 30, 2014 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2013 annual Financial Statements. All accounting policies and methods of computation followed in the preparation of these Financial Statements are consistent with the December 31, 2013 annual Financial Statements, except as noted in Note 2 to these Financial Statements.
The Financial Statements should be read in conjunction with the audited Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2013.
The Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on August 7, 2014.

2.	ACCOUNTING PRONOUNCEMENTS ADOPTED
On January 1, 2014, Pengrowth adopted amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”) relating to offsetting financial assets and financial liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. The adoption of this standard had no impact on the amounts recorded in the Financial Statements.
On January 1, 2014, Pengrowth adopted IFRIC 21 Levies ("IFRIC 21"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. The adoption of this standard had no impact on the amounts recorded in the Financial Statements.

PENGROWTH Second Quarter 2014 Financial Results	32

3.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2012	$7,349.4	$74.2	$7,423.6
Additions to PP&E	705.4	4.6	710.0
Property acquisitions	16.0	—	16.0
Transfer from E&E assets (note 4)	144.3	—	144.3
Change in asset retirement obligations	(169.6)	—	(169.6)
Divestitures	(1,457.8)	—	(1,457.8)
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5
Additions to PP&E	467.4	2.2	469.6
Property acquisitions	2.1	—	2.1
Change in asset retirement obligations	56.2	—	56.2
Divestitures	(47.2)	—	(47.2)
Balance, June 30, 2014	$7,066.2	$81.0	$7,147.2

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2012	$1,450.9	$56.5	$1,507.4
Depletion and amortization for the period	567.6	7.0	574.6
Divestitures	(233.1)	—	(233.1)
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9
Depletion and amortization for the period	257.1	3.7	260.8
Divestitures	(10.6)	—	(10.6)
Balance, June 30, 2014	$2,031.9	$67.2	$2,099.1

Net book value	Oil and natural gas assets	Other equipment	Total
As at June 30, 2014	$5,034.3	$13.8	$5,048.1
As at December 31, 2013	$4,802.3	$15.3	$4,817.6
During the six months ended June 30, 2014, $8.0 million (June 30, 2013 – $8.3 million) of directly attributable general and administrative costs were capitalized to PP&E.
The calculation of depletion for the six months ended June 30, 2014 excluded certain capital from the construction phase of the Lindbergh thermal project ("Lindbergh Project") of $667.1 million (June 30, 2013 – $155.8 million).
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the six months ended June 30, 2014, $12.3 million (June 30, 2013 – $1.1 million) of interest was capitalized on the Lindbergh Project to PP&E using a capitalization rate of 5.7 percent (June 30, 2013 – 5.7 percent).

4.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2012	$563.6
Transfer to PP&E	(144.3)
Balance, December 31, 2013	$419.3
Additions	3.5
Balance, June 30, 2014	$422.8

PENGROWTH Second Quarter 2014 Financial Results	33

5.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	June 30, 2014	December 31, 2013
U.S. dollar denominated senior unsecured notes:
71.5 million at 4.67 percent due May 2015	$76.2	$75.9
400 million at 6.35 percent due July 2017	426.0	424.6
265 million at 6.98 percent due August 2018	282.1	281.1
35 million at 3.49 percent due October 2019	37.2	37.1
115.5 million at 5.98 percent due May 2020	122.8	122.4
105 million at 4.07 percent due October 2022	111.5	111.1
195 million at 4.17 percent due October 2024	207.1	206.3
	$1,262.9	$1,258.5
U.K. pound sterling denominated unsecured notes:
50 million at 5.46 percent due December 2015	$91.2	$88.0
15 million at 3.45 percent due October 2019	27.3	26.3
	$118.5	$114.3
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 2018	$15.0	$15.0
25 million at 4.74 percent due October 2022	24.9	24.9
	$39.9	$39.9
Total long term debt	$1,421.3	$1,412.7
Current portion of long term debt	$76.2	$—
Non-current portion of long term debt	1,345.1	1,412.7
	$1,421.3	$1,412.7
Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity which is currently July 26, 2017.
This facility carries floating interest rates that are expected to range between 2.5 percent and 4.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At June 30, 2014, the available facility was undrawn (December 31, 2013 – $nil) and letters of credit in the amount of $35.8 million (December 31, 2013 – $35.8 million) were outstanding.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At June 30, 2014, this facility was undrawn (December 31, 2013 – $nil) and reduced by $0.8 million of outstanding letters of credit (December 31, 2013 – $0.8 million). When utilized together with any overdraft amounts, this facility would appear on the Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at June 30, 2014. On January 24, 2014, certain of the credit facility covenants were amended until December 31, 2015. The financial covenants are now substantially similar between the credit facilities and the senior unsecured notes. The covenant amendments were obtained as a proactive step while Pengrowth completes construction of the first 12,500 bbl/d commercial phase of Lindbergh.

PENGROWTH Second Quarter 2014 Financial Results	34

6.	PROVISIONS
Provisions are composed of Asset Retirement Obligations ("ARO") and contract & other liabilities. The following provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2012	$868.9	$6.7	$875.6
Incurred during the period	4.2	—	4.2
Property acquisitions	3.1	—	3.1
Property dispositions	(84.0)	—	(84.0)
Revisions due to discount rate changes (1)	(195.0)	—	(195.0)
Provisions settled	(29.6)	—	(29.6)
Other revisions	18.1	—	18.1
Accretion (amortization)	20.5	(1.4)	19.1
Balance, December 31, 2013	$606.2	$5.3	$611.5
Incurred during the period	5.4	4.3	9.7
Property acquisitions	1.3	—	1.3
Property dispositions	(2.1)	—	(2.1)
Revisions due to discount rate changes (2)	49.5	—	49.5
Provisions settled	(12.5)	(0.2)	(12.7)
Other revisions	—	0.1	0.1
Accretion (amortization)	9.9	(0.7)	9.2
Balance, June 30, 2014	$657.7	$8.8	$666.5

(1)	Relates to the change in the risk free discount rate from 2.5 percent to 3.25 percent. The offset is recorded in PP&E.

(2)	Relates to the change in the risk free discount rate from 3.25 percent to 3.0 percent. The offset is recorded in PP&E.

As at June 30, 2014
Current	$20.0	$2.4	$22.4
Long term	637.7	6.4	644.1
	$657.7	$8.8	$666.5

As at December 31, 2013
Current	$15.0	$2.1	$17.1
Long term	591.2	3.2	594.4
	$606.2	$5.3	$611.5

The following assumptions were used to estimate the ARO liability:

	As at
	June 30, 2014	December 31, 2013
Total escalated future costs	2,127.3	2,122.5
Discount rate, per annum	3.0%	3.25%
Inflation rate, per annum	1.5%	1.5%

PENGROWTH Second Quarter 2014 Financial Results	35

7.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax reduction calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Six months ended
	June 30, 2014	June 30, 2013
Loss before taxes	$(163.6)	$(140.8)
Combined federal and provincial tax rate	25.30%	25.32%
Expected income tax reduction	$(41.4)	$(35.7)
Foreign exchange (gain) loss (1)	(0.7)	8.7
Loss on investments (2)	—	1.9
Other including share based compensation	3.5	2.8
Deferred income tax reduction	$(38.6)	$(22.3)

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses and related risk management contracts.

(2)	Reflects the 50% non-taxable portion of investment gains and losses.

8.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Six months ended		Year ended
	June 30, 2014		December 31, 2013
(Common shares - 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	522,031	$4,693.1	511,804	$4,634.8
Share based compensation (cash exercised)	257	1.6	336	2.1
Share based compensation (non-cash exercised)	1,985	13.2	1,260	11.3
Issued for cash under Dividend Reinvestment Plan ("DRIP")	3,835	26.4	8,631	44.9
Balance, end of period	528,108	$4,734.3	522,031	$4,693.1

9.	SHARE BASED COMPENSATION PLANS
A rolling maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at June 30, 2014, the number of shares issuable under the share based compensation plans, in aggregate, represents 2.2 percent of the issued and outstanding common shares, which is within the limit.
Share based compensation expense is composed of the following:

	Six months ended
	June 30, 2014	June 30, 2013
Share based compensation	$10.1	$8.9
Amounts capitalized in the period	(0.8)	(0.8)
Share based compensation expense included in net loss	$9.3	$8.1

PENGROWTH Second Quarter 2014 Financial Results	36

LONG TERM INCENTIVE PLAN ("LTIP")
The following provides a continuity of the share settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2012	1,724	1,958	136
Granted	2,611	3,299	161
Forfeited	(439)	(483)	—
Exercised	(2)	(689)	(34)
Performance adjustment	(163)	—	—
Deemed DRIP	303	328	21
Outstanding, December 31, 2013	4,034	4,413	284
Granted	1,870	2,291	—
Forfeited	(106)	(100)	—
Exercised	(275)	(1,706)	—
Performance adjustment	108	—	—
Deemed DRIP	163	160	10
Outstanding, June 30, 2014	5,794	5,058	294

PREVIOUS LONG TERM INCENTIVE PLANS
As at June 30, 2014, the number of share units outstanding under the Deferred Entitlement Share Units Plan was 282,586 share units (December 31, 2013 - 275,409 share units) and the number of share unit options outstanding under the Common Share Rights Incentive Plan was 69,743 share unit options (December 31, 2013 - 496,918 share unit options).
CASH SETTLED DEFERRED SHARE UNITS ("DSUs")
Commencing in 2014, the Board of Directors receive cash-settled DSUs in place of the previous share-settled DSUs. Each cash-settled DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of notional dividends) to be paid upon the individual ceasing to be a Director for any reason. Compensation expense associated with the cash-settled DSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled DSUs outstanding at each period end. Compensation expense is recognized in the Statements of Income (Loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. As at June 30, 2014, the number of cash-settled DSUs outstanding are 122,133 units (December 31, 2013 - nil) with a corresponding long term liability of $0.9 million (December 31, 2013 - $nil).

10.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Six months ended
Cash provided by (used for):	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Accounts receivable	$11.7	$5.3	$(16.4)	$(1.4)
Accounts payable	(37.0)	37.7	20.8	23.2
	$(25.3)	$43.0	$4.4	$21.8
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Six months ended
Cash provided by (used for):	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Accounts payable, including capital accruals	$(17.7)	$(37.4)	$(18.4)	$1.0

PENGROWTH Second Quarter 2014 Financial Results	37

11.	AMOUNTS PER SHARE
The following reconciles the weighted average number of shares used in the basic and diluted net loss per share calculations:

	Three months ended		Six months ended
(000's)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Weighted average number of shares – basic and diluted	527,141	516,506	525,281	514,832
For the three and six months ended June 30, 2014, 7.3 million shares and 6.7 million shares, respectively, (4.8 million and 3.8 million shares for the three and six months ended June 30, 2013) that are issuable on exercise of the share based compensation plans were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

Further, for the three and six months ended June 30, 2014, 23.0 million shares (23.0 million shares for the three and six months ended June 30, 2013) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

PENGROWTH Second Quarter 2014 Financial Results	38

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
COMMODITY PRICE CONTRACTS
As at June 30, 2014, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Swaps
Reference point	Volume (bbl/d)	Remaining term	Price per bbl		Settlement currency
Financial:
Edmonton Light Sweet	500	Oct 1, 2014 - Dec 31, 2014	Cdn WTI less $8.85		Cdn
WTI	23,000	Jul 1, 2014 - Dec 31, 2014	$94.51		Cdn
WTI	13,000	Jan 1, 2015 - Dec 31, 2015	$92.77		Cdn
WTI	12,500	Jan 1, 2015 - Jun 30, 2015	$95.76		Cdn
WTI	13,000	Jul 1, 2015 - Dec 31, 2015	$94.60		Cdn
WTI	18,500	Jan 1, 2016 - Mar 31, 2016	$95.56		Cdn
WTI	14,000	Apr 1, 2016 - Jun 30, 2016	$95.04		Cdn
WTI	12,000	Jul 1, 2016 - Sep 30, 2016	$95.37		Cdn
WTI	10,500	Oct 1, 2016 - Dec 31, 2016	$94.92		Cdn

Puts
Reference point	Volume (bbl/d)	Remaining term	Price per bbl	Premium payable per bbl	Settlement currency
Financial:
WTI	500	Jan 1, 2015 - Mar 31, 2015	$97.25	$3.25	Cdn
WTI	500	Apr 1, 2015 - Jun 30, 2015	$97.25	$3.18	Cdn
WTI	1,500	Jan 1, 2016 - Mar 31, 2016	$90.00	$3.67	Cdn
Natural Gas:
Swaps
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu		Settlement currency
Financial:
AECO	113,738	Jul 1, 2014 - Dec 31, 2014	$3.79		Cdn
NGI Chicago Index	5,000	Jul 1, 2014 - Dec 31, 2014	$4.27		Cdn
AECO	75,825	Jan 1, 2015 - Dec 31, 2015	$3.79		Cdn
AECO	2,370	Jan 1, 2015 - Mar 31, 2015	$3.85		Cdn
NGI Chicago Index	7,500	Jan 1, 2015 - Dec 31, 2015	$4.50		Cdn
AECO	14,217	Jan 1, 2016 - Dec 31, 2016	$3.82		Cdn
AECO	18,956	Jan 1, 2016 - Mar 31, 2016	$4.09		Cdn
AECO	4,739	Apr 1, 2016 - Jun 30, 2016	$3.72		Cdn
AECO	4,739	Jul 1, 2016 - Sep 30, 2016	$3.70		Cdn
AECO	11,848	Oct 1, 2016 - Dec 31, 2016	$3.79		Cdn
AECO	7,109	Jan 1, 2017 - Dec 31, 2017	$4.22		Cdn

Puts
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu	Premium payable per MMBtu	Settlement currency
Financial:
AECO	4,739	Jan 1, 2016 - Jun 30, 2016	$3.59	$0.25	Cdn

PENGROWTH Second Quarter 2014 Financial Results	39

Commodity Price Sensitivity

Oil	Cdn$1/bbl change in future oil prices
Commodity price sensitivity as at	June 30, 2014	June 30, 2013
Unrealized pre-tax gain or loss on oil swap contracts	$18.4	$14.5

Natural gas	Cdn$0.25/MMBtu change in future natural gas prices
Commodity price sensitivity as at	June 30, 2014	June 30, 2013
Unrealized pre-tax gain or loss on natural gas swap contracts	$15.8	$17.0
As at close June 30, 2014, the AECO gas spot price was $4.41/MMBtu (June 30, 2013 – $3.01/MMBtu). The WTI prompt monthly price was Cdn$112.43/bbl (June 30, 2013 – Cdn$101.56/bbl).

Physical Delivery Contracts
As at June 30, 2014, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Financial Statements.

Crude Oil:
Reference point	Volume (bbl/d)	Remaining term	Price per bbl
Edmonton Light Sweet	2,565	Oct 1, 2014 - Dec 31, 2014	Cdn WTI less $8.76
Edmonton Light Sweet	2,098	Oct 1, 2014 - Mar 31, 2015	Cdn WTI less $8.83

POWER PRICE CONTRACTS
As at June 30, 2014, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference point	Volume (MW)	Remaining term	Price per MWh	Settlement currency
Financial:
AESO	55	Jul 1, 2014 - Dec 31, 2014	$55.63	Cdn
AESO	40	Jan 1, 2015 - Dec 31, 2015	$49.53	Cdn
AESO	10	Jan 1, 2016 - Dec 31, 2016	$50.00	Cdn
As at close June 30, 2014, the Alberta power pool spot price was $29.62/MWh (June 30, 2013 – $138.22/MWh). The average Alberta power pool price was $42.43/MWh for the three months ended June 30, 2014 (June 30, 2013 – $123.41/MWh).
Power Price Sensitivity
Each Cdn$1/MWh change in future power prices would result in a pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at June 30, 2014 of approximately $0.7 million (June 30, 2013 – $0.2 million).
FOREIGN EXCHANGE CONTRACTS
U.K. pound sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63

PENGROWTH Second Quarter 2014 Financial Results	40

U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50	70%	0.98
Swap	July 2017	400	250	63%	0.97
Swap	August 2018	265	125	47%	0.96
Swap	October 2019	35	15	43%	0.94
Swap	May 2020	115.5	20	17%	0.95
N/A	October 2022	105	—	—	—
N/A	October 2024	195	—	—	—
		1,187	460	39%

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at June 30, 2014	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Statements of Loss	$7.3	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at June 30, 2013	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.7	0.7
Net pre-tax impact on Statements of Loss	$7.2	$—
Interest Rate Sensitivity
Bank Interest Cost
As at June 30, 2014 and 2013, Pengrowth had no floating rate debt outstanding, therefore Pengrowth had no interest rate risk.

PENGROWTH Second Quarter 2014 Financial Results	41

Summary of Gains and Losses on Risk Management Contracts
The following tables provide details of the fair value of risk management contracts that appear on the Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Statements of Loss.

As at and for the six month period ended June 30, 2014	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$—	$2.0	$2.9	$4.9
Non-current portion of risk management assets	—	—	17.0	17.0
Current portion of risk management liabilities	(142.4)	—	(0.6)	(143.0)
Non-current portion of risk management liabilities	(63.4)	(0.4)	(6.6)	(70.4)
Risk management assets (liabilities), end of period	$(205.8)	$1.6	$12.7	$(191.5)
Less: Risk management assets (liabilities) at beginning of period	(80.0)	(1.4)	12.0	(69.4)
Unrealized gain (loss) on risk management contracts for the period	$(125.8)	$3.0	$0.7	$(122.1)
Realized loss on risk management contracts for the period	(89.2)	(1.0)	(1.3)	(91.5)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(215.0)	$2.0	$(0.6)	$(213.6)

As at and for the six month period ended June 30, 2013	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$1.1	$1.6	$0.2	$2.9
Non-current portion of risk management assets	7.4	0.2	20.7	28.3
Current portion of risk management liabilities	(31.5)	(0.2)	(1.4)	(33.1)
Non-current portion of risk management liabilities	—	—	(20.0)	(20.0)
Risk management assets (liabilities), end of period	$(23.0)	$1.6	$(0.5)	$(21.9)
Less: Risk management assets (liabilities) at beginning of period	7.0	(0.8)	(17.8)	(11.6)
Unrealized gain (loss) on risk management contracts for the period	$(30.0)	$2.4	$17.3	$(10.3)
Realized gain (loss) on risk management contracts for the period	(13.9)	2.7	1.5	(9.7)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(43.9)	$5.1	$18.8	$(20.0)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Statements of Loss.

(2)	Unrealized gains and losses are included in other (income) expense and interest expense, respectively. Realized gains and losses are included in operating expense and interest expense, respectively.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Statements of Loss.

PENGROWTH Second Quarter 2014 Financial Results	42

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and minority investment in a private company are equal to their carrying amount as these assets are carried at their estimated fair value.

The following tables provide fair value measurement information for financial assets and liabilities:

			Fair value measurements using:
As at June 30, 2014	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$58.0	$58.0	$58.0	$—	$—
Fair value of risk management contracts	21.9	21.9	—	21.9	—
Investment in private corporation	5.0	5.0	—	—	5.0

Financial Liabilities
Convertible debentures	235.5	243.5	243.5	—	—
U.S. dollar denominated senior unsecured notes	1,262.9	1,345.8	—	1,345.8	—
Cdn dollar senior unsecured notes	39.9	40.8	—	40.8	—
U.K. pound sterling denominated unsecured notes	118.5	122.0	—	122.0	—
Fair value of risk management contracts	213.4	213.4	—	213.4	—

			Fair value measurements using:
As at December 31, 2013	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$54.7	$54.7	$54.7	$—	$—
Fair value of risk management contracts	23.1	23.1	—	23.1	—
Investment in private corporation	5.0	5.0	—	—	5.0

Financial Liabilities
Convertible debentures	236.0	240.0	240.0	—	—
U.S. dollar denominated senior unsecured notes	1,258.5	1,333.2	—	1,333.2	—
Cdn dollar senior unsecured notes	39.9	39.6	—	39.6	—
U.K. pound sterling denominated unsecured notes	114.3	118.6	—	118.6	—
Fair value of risk management contracts	92.5	92.5	—	92.5	—

PENGROWTH Second Quarter 2014 Financial Results	43

13.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Currency exchange rate ($1Cdn = $U.S.) at period end	$0.94	$0.95	$0.94	$0.95
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	$(46.5)	$43.5	$3.1	$69.6
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt	(1.2)	3.7	4.1	(1.1)
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$(47.7)	$47.2	$7.2	$68.5
Unrealized (gain) loss on U.S. foreign exchange risk management contracts	$16.9	$(12.5)	$3.2	$(18.8)
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	1.7	(3.9)	(3.9)	1.5
Total unrealized (gain) loss on foreign exchange risk management contracts	$18.6	$(16.4)	$(0.7)	$(17.3)
Total unrealized foreign exchange (gain) loss	$(29.1)	$30.8	$6.5	$51.2
Total realized foreign exchange (gain) loss	$1.4	$(1.3)	$1.5	$(1.4)

14.	COMMITMENTS
Pengrowth entered into a lease amendment and extension agreement with respect to its Calgary head office lease effective March 31, 2014. The agreement saw two floors returned to the landlord in 2014 and extended the existing lease term for the remaining floors from 2018 to 2025, resulting in an additional operating lease commitment over the extended term of approximately $57 million.

PENGROWTH Second Quarter 2014 Financial Results	44

CORPORATE PROFILE

DIRECTORS OF PENGROWTH ENERGY CORPORATION

John B. Zaozirny, Chairman
Vice Chairman
Canaccord Genuity Corp.

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Wayne K. Foo
President & CEO,
Parex Resources Inc.

Kelvin B. Johnston
President
Wylander Crude Corp.

James D. McFarland
President and CEO,
Valeura Energy Inc.

Michael S. Parrett
Corporate Director

A. Terence Poole
Corporate Director

Barry D. Stewart
Corporate Director

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and CEO

David P. Allen
Vice President, Exploration

Gillian I. Basford
Vice President, Human Resources

Douglas C. Bowles
Vice President and Controller

James E.A. Causgrove
Sr. Vice President, Operations and Engineering

Steve J. De Maio
Vice President, In-Situ Oil Development and Operations

David Dean Evans
Vice President and Treasurer

Andrew D. Grasby
Sr. Vice President, General Counsel and Corporate Secretary

Rebecca D. Greenan
Vice President, Marketing

Marlon J. McDougall
Chief Operating Officer

Deric S. Orton
Vice President, Land

Robert W. Rosine
Executive Vice President, Business Development

Christopher G. Webster
Chief Financial Officer

TRANSFER AGENT

Olympia Trust Company

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl .... barrel
Bcf .... billion cubic feet
boe* .... barrels of oil equivalent
GJ .... gigajoule
Mbbls .... thousand barrels
MMbbls .... million barrels
Mboe* .... thousand barrels of oil equivalent
MMboe* .... million barrels of oil equivalent
MMBtu .... million British thermal units
Mcf .... thousand cubic feet
MMcf .... million cubic feet
Tcf .... trillion cubic feet
MWh .... mega watt hour
WTI .... West Texas Intermediate
AECO .... Alberta natural gas price point
AESO .... Alberta power price point
NGI Chicago .... Chicago natural gas price point

* 6 mcf of gas = 1 barrel of oil equivalent

Stock Exchange Listings
Toronto Stock Exchange: PGF
New York Stock Exchange: PGH

Pengrowth Energy Corporation
Head Office: 2100, 222 Third Ave. SW
Calgary, Alberta, Canada T2P 0B4
Phone: 403.233.0224 | 800.223.4122
Fax: 403.265.6251
www.pengrowth.com

Investor Relations
Phone: 403.233.0224
Toll free: 855.336.8814
investorrelations@pengrowth.com